NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2010 Fourth Quarter and Year End Results

Calgary, Alberta, February 2, 2011 - CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net income of $1.6 million or $0.09 per share (basic) for the fourth quarter ended December 31, 2010, compared to a net loss of $0.5 million or $0.03 per share (basic) for the fourth quarter ended December 31, 2009.  For 2010, net income was $5.9 million or $0.34 per share (basic), a decrease of 6% from the $6.3 million or $0.36 per share earned in 2009.

Financial Highlights

(millions of Cdn.$ except per share data)	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
	(unaudited)		(unaudited)

Sales	$ 135.6	$ 93.0	$ 489.6	$ 437.0

Gross profit	20.5	15.3	75.0	76.6
Gross profit - % of sales	15.1%	16.5%	15.3%	17.5%

EBITDA(1)	3.8	0.6	12.5	12.4
EBITDA(1) % of sales	2.8%	0.6%	2.5%	2.8%

Net income (loss)	$ 1.6	$ (0.5)	$ 5.9	$ 6.3

Per share - basic	$ 0.09	$ (0.03)	$ 0.34	$ 0.36
- diluted	$ 0.09	$ (0.03)	$ 0.33	$ 0.35

Net working capital (2)	$ 125.7	$ 136.6
Long Term Debt / Bank operating loan (2)	$ 6.4	$ 26.8

“Fourth quarter results reflect continuing year over year improvement in oil and gas industry well completions and rig counts which contributed to a 46% increase in sales over the prior year period. This momentum is anticipated to continue in 2011” said Michael West, President and CEO.

Net income for the fourth quarter of 2010 was $1.6 million, and included a $0.7 million after tax charge associated with the elimination of the cash settlement mechanic from the Company’s stock option plan in response to income tax provisions introduced in the 2010 Canadian federal budget.  Excluding the stock option charge, net income was $2.3 million, an increase of $2.8 million over the net loss of $0.5 million in the fourth quarter of 2009.  Sales were $135.6 million, an increase of $42.6 million (46%) over the fourth quarter of 2009, principally due to increased oilfield sales, driven by a 200% increase in well completions over the prior year period.  Gross profit reached $20.5 million, an increase of $5.2 million (34%) over the prior year period, due to increased sales partially offset by a reduction of 1.4% in average sales margins.  Compared to the annual year over year decrease in sales margins of 2.2%, fourth quarter 2010 margins began to recover as tubular and other steel product margins improved as higher cost inventory was sold during 2010 and replaced with more competitively priced product.  Selling, general and administrative (“SG&A”) costs increased by $2.1 million (15%) over the prior year period as people and selling costs were higher in the fourth quarter to support the increase in sales compared to the prior year period.  Income tax expense increased by $1.3 million over the prior year period due to increased earnings and the stock option charge. Net income per share (basic) was $0.09 in the fourth quarter of 2010, an increase of $0.12 from the net loss of $0.03 in the fourth quarter of 2009.

Net income for the year ended December 31, 2010 was $5.9 million, down $0.4 million (6%) from the year ended December 31, 2009.  After adjusting for the $0.7 million after tax stock option charge recorded in the fourth quarter, net income increased by $0.3 million (5%) over 2009 as earnings momentum increased in the second half of 2010 compared to the prior year period.  Sales reached $489.6 million in 2010, an increase of $52.6 million (12%) over 2009.  Approximately one-half of the increase reflected the full year contribution of sales in 2010 from the acquisition of a western Canadian oil field supply competitor on June 1, 2009 (the “Acquired Business”).  The remaining increase was attributable to the 50% year over year increase in industry well completions, which tend to drive demand for oilfield products used in capital projects, partially offset by the rollover of tubular and other steel product prices experienced in 2009 that contributed to lower sales and margin performance for these products in 2010.  Gross profit decreased by $1.7 million in 2010 (2%) as the impact of the increase in sales was more than offset by a reduction of 2.2% in average sales margins.  Lower sales margins in 2010 reflected increased customer bid activity combined with aggressive oilfield supply industry competition.  SG&A costs decreased by $1.7 million in 2010 compared to 2009, offsetting the reduction in gross profit.  SG&A costs were reduced in 2010 due to the absence of costs incurred in 2009 to integrate the Acquired Business.  Income tax expenses in 2010 increased by $0.8 million as a result of the fourth quarter stock option charge.  Net income per share (basic) was $0.34 in 2010, down 6% from 2009, consistent with the decrease in net income.

Business Outlook

Oil and gas industry activity in 2011 is expected to increase modestly from 2010 levels.  Natural gas prices remain depressed as North American production capacity and inventory levels currently dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia and liquids rich gas plays in north-western Alberta where the Company has strong market positions.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate capital expenditure activity in eastern Alberta and south east Saskatchewan.  Oil sands project announcements continue to gain momentum at current oil price levels.  Approximately 50% to 60% of the Company’s total sales are driven by our customer’s capital expenditure requirements.  CE Franklin’s revenues are expected to increase modestly in 2011 due to increased oil and gas industry activity and the expansion of the Company’s product lines.

Sales margins are expected to remain under pressure as customers that produce natural gas, focus on reducing their costs to maintain acceptable project economics and due to continued aggressive oilfield supply industry competition.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

 (1)

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets excluding cash, less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan. Net working capital, bank operating loan and long term debt are as at quarter end.

Fourth Quarter Operating Results

The following table summarizes CE Franklin’s results of operations:

(in millions of Cdn. dollars except per share data)
	Three months ended December 31				Year ended December 31
	2010		2009		2010		2009

Sales	$ 135.6	100.0%	$ 93.0	100.0%	$ 489.6	100.0%	$ 437.0	100.0%
Cost of sales	(115.1)	(84.8)%	(77.7)	(83.5)%	(414.6)	(84.7)%	(360.4)	(82.5)%
Gross profit	20.5	15.1%	15.3	16.5%	75.0	15.3%	76.6	17.5%

Selling, general and
administrative expenses	(16.7)	(12.3)%	(14.6)	(15.7)%	(62.6)	(12.8)%	(64.2)	(14.7)%
Foreign exchange loss	-	-	(0.1)	-	0.1	-	-	-

EBITDA	3.8	2.8%	0.6	0.8%	12.5	2.5%	12.4	2.8%
Amortization	(0.6)	(0.4)%	(0.8)	(0.9)%	(2.5)	(0.5)%	(2.5)	(0.6)%
Interest	(0.2)	(0.1)%	(0.2)	(0.2)%	(0.7)	(0.1)%	(0.9)	(0.2)%
Income (loss) before taxes	3.0	2.2%	(0.4)	(0.3)%	9.3	1.9%	8.9	2.0%
Income tax expense	(1.4)	(1.0)%	(0.1)	(0.1)%	(3.4)	(0.7)%	(2.6)	(0.6)%
Net income (loss)	1.6	1.2%	(0.5)	(0.4)%	5.9	1.2%	6.3	1.4%
Net income (loss) per share
Basic	$ 0.09		$ (0.03)		$ 0.34		$ 0.36
Diluted	$ 0.09		$ (0.03)		$ 0.33		$ 0.35
Weighted average number of shares outstanding
(000's)
Basic	17,452		17,630		17,499		17,750
Diluted	17,968		17,884		18,000		17,953

Sales

Sales for the quarter ended December 31, 2010 were $135.6 million, an increase of 46% from the quarter ended December 31, 2009, as detailed above in the “Financial Highlights” discussion.

The relative level of oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  Well completion, rig count and commodity price information for the fourth quarter and years 2010 and 2009 are provided in the table below:

	Q4 average		%	Year average		%
	2010	2009	change	2010	2009	change

Gas - Cdn. $/gj (AECO spot)	$3.64	$4.54	(20%)	$4.00	$3.97	1%
Oil - Cdn. $/bbl (Synthetic Crude)	$84.35	$78.82	7%	$80.57	$69.09	17%

Average rig count	398	273	46%	332	215	54%

Well completions:
Oil	2,625	999	163%	6,541	3,197	105%
Gas	2,135	577	270%	5,873	5,068	16%
Total well completions	4,760	1,576	202%	12,414	8,265	50%
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – CAODC; Well completion data – Daily Oil Bulletin

Gas prices have been depressed in 2009 and 2010, down significantly from average prices realized in 2008 while oil prices have recovered from lows experienced during the first half of 2009.  Oil and gas producers have responded to the relative change in oil and gas prices during this period by shifting their focus from gas to oil projects. Gas well completions comprised 47% of total Canadian industry well completions in 2010, down from 70% in 2008.  Customers have also increased the amount of competitive bid activity used to procure the products they require in an effort to reduce their costs.  The Company is addressing these industry changes by pursuing initiatives focused on improving sales quotation processes and increasing the operating flexibility and efficiency of its branch network.

The following table summarizes end use sales demand:

(in millions of Cdn. $)
	Three months ended Dec 31				Year ended Dec 31
	2010		2009		2010		2009
End use sales demand	$	%	$	%	$	%	$	%
Capital projects	73.5	54	46.5	50	255.3	52	246.0	56
Maintenance, repair and operating supplies (MRO)	62.1	46	46.5	50	234.3	48	191.0	44
Total sales	135.6	100	93.0	100	489.6	100	437.0	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively. MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

Sales of capital project related products were $73.5 million in the fourth quarter of 2010, an increase of 58% ($27.0 million) from the fourth quarter of 2009. Increased sales reflect an increase in total well completions by 202% to 4,760 in the fourth quarter of 2010 and an increase in the average working rig count by 46% compared to the prior year period to 398 rigs. Gas wells comprised 45% of the total wells completed in western Canada in the fourth quarter of 2010 compared to 37% in the fourth quarter of 2009. Spot gas and oil prices ended the fourth quarter at $3.94 per GJ (AECO) and $84.78 per bbl (Synthetic Crude), an increase of 8% and 2%, respectively, from fourth quarter average prices. Depressed gas prices are expected to continue to negatively impact gas drilling activity into 2011, which in turn is expected to constrain demand for the Company’s products.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales.  MRO product sales for the quarter ended December 31, 2010 increased by 15.6 million (34%) to $62.1 million compared to the quarter ended December 31, 2009 and comprised 46% of the Company’s total sales (2009 – 50%).

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield product supply business, complemented by an increase in product life cycle services provided to its customers and the focus on the emerging oil sands capital project and MRO sales opportunities. Sales results of these initiatives to date are provided below:

	Q4 2010		Q4 2009		YTD 2010		YTD 2009
Sales ($millions)	$	%	$	%	$	%	$	%
Oilfield	118.1	88	79.8	85	410.7	83	362.0	83
Oil sands	11.5	8	10.1	11	61.3	13	64.5	15
Production services	6.0	4	3.1	4	17.6	4	10.5	2
Total sales	135.6	100	93.0	100	489.6	100	437.0	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $118.1 million for the fourth quarter of 2010, up 48% from the fourth quarter of 2009. This increase was driven by the 202% increase in well completions compared to the prior year period.

Sales to oil sands end use applications were $11.5 million in the fourth quarter an increase of $1.4 million (14%) compared to $10.1 million in the fourth quarter of 2009 as the Company continues to have strong sales to oil sands construction projects. The Company continues to position its major project execution capability and Fort McMurray branch to penetrate this growing market for capital project and MRO products.

Production service sales were $6.0 million in the fourth quarter of 2010 compared to $3.1 million in the fourth quarter of 2009 reflecting improved oil production economics resulting in increased customer maintenance activities that were deferred in 2009.

Gross Profit

	Q4 2010	Q4 2009	YTD 2010	YTD 2009

Gross profit (millions)	$20.5	$15.3	$75.0	$76.7
Gross profit margin as a % of sales	15.1%	16.5%	15.3%	17.5%

Gross profit composition by product sales category:
Tubulars	5%	3%	3%	5%
Pipe, flanges and fittings	24%	22%	28%	31%
Valves and accessories	21%	22%	20%	19%
Pumps, production equipment and services	15%	15%	14%	12%
General	35%	38%	35%	33%
Total	100%	100%	100%	100%

Gross profit was $20.5 million in the fourth quarter of 2010, up $5.2 million (34%) from the fourth quarter of 2009 due to the 46% increase in sales being partially offset by lower gross profit margins. Gross profit margins declined from 16.5% in the fourth quarter of 2009 to 15.1% in the fourth quarter of 2010. Lower sales margins reflect increased customer bid activity combined with aggressive oilfield supply industry competition. The decrease in tubular gross profit composition in 2010 compared to 2009 reflected the rollover of tubular prices and margins that commenced in the second quarter of 2009 and began to recover in the fourth quarter of 2010.

Selling, General and Administrative (“SG&A”) Costs

	Q4 2010		Q4 2009		YTD 2010		YTD 2009
($millions)	$	%	$	%	$	%	$	%
People costs	9.8	59%	8.2	56%	36.3	58%	36.2	56%
Selling costs	2.0	12%	1.5	10%	6.6	11%	7.5	12%
Facility and office costs	3.3	20%	3.2	22%	13.4	21%	13.3	21%
Other	1.6	9%	1.7	12%	6.3	10%	7.2	11%
SG&A costs	16.7	100%	14.6	100%	62.6	100%	64.2	100%
SG&A costs as % of sales	12%		16%		13%		15%

SG&A costs increased $2.1 million (14%) in the fourth quarter of 2010 from the prior year period,  representing 12% of sales compared to 16% in the prior year period. The improvement in SG&A costs as a percentage of sales compared to the prior year period, reflects the impact of the 46% increase in sales on a relatively high fixed cost nature of the Company’s branch network and supporting supply chain infrastructure. The increase in people costs of $1.6 million reflects an increase in variable compensation due to the increase in earnings, a 5% increase in the number of employees, and a one-time stock based compensation cost associated with the removal of the cash settlement mechanic in the Company’s stock option plan.  Selling costs increased by $0.5 million compared to the prior year period due to an increase in bad debt expenses versus a reduction in the bad debt expense in the prior year period. On a year to date basis, selling costs are lower than the prior year due to lower agent commissions. Facility and office costs are consistent with the fourth quarter of 2009.  Other expenses for the quarter are consistent with the prior year period, but below the prior year annual amount due to onetime costs incurred to integrate the Acquired Business in 2009.

Amortization Expense

Amortization expense of $0.6 million in the fourth quarter of 2010 was comparable to the fourth quarter of 2009.

Interest Expense

Interest expense was $0.2 million in the fourth quarter of 2010, consistent with the fourth quarter of 2009.

Foreign Exchange Loss

Foreign exchange gains on United States dollar denominated product purchases and net working capital liabilities were nominal in the fourth quarter compared to a loss of $0.1 million in the prior year quarter.

Income Tax Expense

The Company’s effective tax rate for the fourth quarter of 2010 was 46.6% compared to a 46.4% rate in the fourth quarter of 2009. The increase in the 2010 fourth quarter effective rate reflects the write off of $0.5 million of future tax assets related to the removal of the cash settlement mechanism from the Company’s stock option plan in the fourth quarter as a result of provisions contained in the federal government’s 2010 budget which effectively eliminated the ability to deduct for tax purposes, cash payments made to settle stock option obligations.   Substantially all of the Company’s tax provision is currently payable. The effective tax rate in 2009 was also high due to the impact of comparable non-deductible expenses on lower net income (loss) in 2009.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(IN MILLIONS OF CDN. DOLLARS EXCEPT PER SHARE DATA)
UNAUDITED	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2009	2009	2009	2009	2010	2010	2010	2010

SALES	$ 140.7	$ 109.1	$ 94.1	$ 93.0	$ 121.9	$ 99.9	$ 132.2	$ 135.6

GROSS PROFIT	26.4	17.5	17.4	15.3	19.7	15.6	19.2	20.5
GROSS PROFIT %	18.8%	16.0%	18.5%	16.5%	16.1%	15.6%	14.5%	15.1%

EBITDA	9.5	1.7	0.5	0.6	4.1	0.7	3.8	3.8
EBITDA AS A % OF SALES	6.8%	1.6%	0.5%	0.6%	3.4%	0.7%	2.9%	2.8%

NET INCOME (LOSS)	6.0	0.6	0.2	(0.5)	2.2	(0.1)	2.2	1.6
NET INCOME (LOSS) AS A % OF SALES	4.3%	0.5%	0.2%	(0.5%)	1.8%	(0.1%)	1.7%	1.2%

NET INCOME (LOSS) PER SHARE
BASIC	$ 0.33	$ 0.04	$ 0.01	($0.03)	$ 0.13	($0.01)	$ 0.12	$ 0.09
DILUTED	$ 0.33	$ 0.03	$ 0.01	($0.03)	$ 0.12	($0.01)	$ 0.12	$ 0.09

NET WORKING CAPITAL(1)	153.2	137.0	131.1	136.6	113.9	111.8	129.0	125.7
LONG TERM DEBT/BANK OPERATING LOAN(1)	40.7	25.8	21.6	26.8	1.4	0.0	14.7	6.4

TOTAL WELL COMPLETIONS	3,947	1,274	1,468	1,576	2,846	2,197	2,611	4,760

(1)NET WORKING CAPITAL, BANK OPERATING LOAN AMOUNTS AND LONG TERM DEBT ARE AS AT QUARTER END.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before changes in non-cash net working capital balances.  Cash flow from operating activities and the Company’s $60.0 million revolving term credit facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at December 31, 2010, long term debt was $6.4 million and was comprised principally of borrowings under the Company’s revolving term credit facility.  Borrowings decreased by $20.4 million from December 31, 2009 due to the Company generating $10.7 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $12.8 million reduction in net working capital. This was offset by $1.3 million in capital expenditures and $1.9 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”).

As at December 31, 2009, borrowings under the Company’s bank operating loan were $26.5 million, a decrease of $8.4 million from December 31, 2008.  Borrowing levels decreased due to the Company generating $10.9 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $14.8 million reduction in net working capital. This was offset by $2.6 million in capital and other expenditures, $11.3 million related to the acquisition of the Acquired Business and $3.4 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s NCIB.

Net working capital was $125.7 million at December 31, 2010, a decrease of $10.9 million from December 31, 2009.  Accounts receivable at December 31, 2010 was $93.0 million an increase of $25.5 million (38%) from December 31, 2009, due to the 46% increase in fourth quarter sales compared to the prior year period, partially offset by a 7% improvement in days sales outstanding in accounts receivable (“DSO”) in the fourth quarter of 2010 to 56 days from 60 days in the fourth quarter of 2009. DSO is calculated using average sales per day for the quarter compared to the period end customer accounts receivable balance.  Inventory at December 31, 2010 was $94.8 million, down $7.8 million (8%) at December 31, 2009.  Inventory turns for the fourth quarter of 2010 improved by 63% to 4.9 turns from 3.0 turns in the fourth quarter of 2009 as sales increased while inventory decreased.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis, compared to the period end inventory balance.  Accounts payable and accrued liabilities at December 31, 2010 were $63.7 million, an increase of $26.7 million (70%) due to increased purchasing activity in the fourth quarter of 2010 to resource the increase in sales compared to the prior year period.

Capital expenditures in 2010 were $1.3 million, a decrease of $1.3 million (50%) and $4.3 million (77%) from 2009 and 2008 expenditures, respectively.   Expenditures in 2010 were directed towards branch facility and business system expansion and maintenance.  The majority of the expenditures in 2009 and 2008 were directed towards branch and Distribution Centre facility expansions.  Capital expenditures in 2011 are anticipated to be in the $3.5 million to $4.5 million range and will be directed towards business system, branch facility, vehicle and operating equipment upgrades and replacements.

In July of 2010, the Company entered into a $60.0 million revolving term credit facility that matures in July 2013 (the “Credit Facility”).  The Credit Facility provides lower borrowing costs, improved covenant flexibility and extended repayment terms compared to the previous $60.0 million, 364 day operating credit facility.   Borrowings under the Credit Facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company.   The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories. The Credit Facility requires the Company to maintain the ratio of its debt to debt plus equity, at less than 40%.  As at December 31, 2010, this ratio was 4%.  The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement, over interest expense for the trailing twelve month period, greater than 1.25 times.  As at December 31, 2010, this ratio was 14.1 times.  The Credit Facility contains certain other covenants, which the Company is in compliance with.  As at December 31, 2010, the Company had borrowed $6.1 million and had available undrawn borrowing capacity of $53.9 million under the Credit Facility.

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2009.

Capital Stock

As at December 31, 2010 and 2009, the following shares and securities convertible into shares were outstanding:

(millions)	December 31, 2010	December 31, 2009
	Shares	Shares
Shares outstanding	17.5	17.6
Stock options	1.1	1.2
Restricted share units	0.5	0.4
Shares outstanding and issuable	19.1	19.2

The basic weighted average number of shares outstanding in 2010 was 17.5 million, a decrease of 0.3 million shares from the prior year due principally to the purchases of shares under its NCIB and to resource share unit incentive plan obligations. The diluted weighted average number of shares outstanding in 2010 was 18.0 million and was comparable to 2009, as the decrease in the basic number of common shares outstanding was offset by the dilutive effect of removing the cash settlement mechanic from the stock option program in the fourth quarter of 2010.  Going forward, stock option obligations will be settled with shares issued from treasury.

The Company has established an independent trust to purchase shares of the Company on the open market to resource share unit plan obligations.  For the year ended December 31, 2010 there were 204,300 shares acquired by the trust at an average cost per share of $6.91. (2009 – 120,700 at an average cost per share of $5.60). As at December 31, 2010, the trust held 450,732 shares representing approximately 100% of share unit plan obligations outstanding (December 31, 2009 – 360,576 shares) representing approximately 96% of share unit plan obligations outstanding).

During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favor of issuing shares from treasury. The cash settlement mechanism was discontinued as a result of provisions contained in the federal government’s 2010 budget which effectively eliminated the ability to deduct for tax purposes, cash payments made to settle stock option obligations.  An after tax charge of $0.7 million was recorded in the fourth quarter comprised of a $0.2 million stock based compensation charge and the write off of $0.5 million of future income tax asset related to stock option obligations.  The mark to market current obligation of $2.1 million was transferred to contributed surplus on the balance sheet as a result of this change in settlement of stock option obligations. The cash settlement mechanism had been implemented during the third quarter of 2009 to enable the Company to manage its share dilution while resourcing its stock option plan on a tax efficient basis.

On December 23, 2009, the Company announced the renewal of its NCIB to purchase for cancellation through the facilities of NASDAQ, up to 880,000 common shares representing approximately 5% of its outstanding common shares. The Company purchased in 2010, 61,769 shares at a cost of $0.4 million ($6.62 per share). During 2009, the Company purchased 553,710 shares at a cost of $2.9 million ($5.17 per share) under its NCIB.  On December 21, 2010, the Company announced the renewal of the NCIB, effective January 3, 2011, to purchase up to 850,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2011.

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2009. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Change in Accounting Policies

There have been no changes to accounting policies since December 31, 2009.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

Project Structure and Governance

A Steering Committee has been established to provide leadership and guidance to the project team, assist in developing accounting policy recommendations and ensure there is adequate resources and training available. Management provides status updates to the Audit Committee on a quarterly basis.

Resources and Training

CE Franklin’s project team has been assembled and has developed a detailed workplan that includes training, detailed Canadian GAAP to IFRS analysis, technical research, policy recommendations and implementation. The project team completed initial training and ongoing training will continue through the project as required. The Company’s Leadership Team and the Audit Committee have also participated in IFRS awareness sessions.

IFRS Progress

The project team is advanced in its assessment of the differences between Canadian GAAP and IFRS. A risk based approach was used to identify significant differences based on possible financial impact and complexity. No accounting policy differences have been identified to date that would give rise to significant differences between Canadian GAAP and IFRS.  Similarly, there have been no significant information system change requirements identified in order to adopt IFRS. The project team has substantially completed its assessment of changes to financial statement presentation, disclosure and again no significant differences have been identified to this point. There are some additional disclosures required under IFRS that the company will be presenting in its first IFRS financial statements. Work is ongoing on internal controls over financial reporting that will be required to adopt IFRS. There are a number of IFRS standards in the process of being amended by the International Accounting Standards Board and are expected to continue until the transition date of January 1, 2011. The Company is actively monitoring proposed changes.

At this stage in the project, CE Franklin has determined that the impact of adopting IFRS will be minimal to its financial position and future results.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.  The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the twelve months ended December 31, 2010 that have materially affected or are reasonably likely to materially affect the ICFR.  No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions have occurred that would materially change the information disclosed in the Company Form 20F.

Forward Looking Statements

The information in this press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this press release, including those in under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

  forecasted oil and gas industry activity levels in 2011 and beyond;

  planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

  the Company’s future financial condition or results of operations and future revenues and expenses;

  the Company’s business strategy and other plans and objectives for future operations;

  fluctuations in worldwide prices and demand for oil and gas;

  fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this press release occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this press release and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this press release, except as required by law.

CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

	December 31	December 31
(in thousands of Canadian dollars)	2010	2009
Assets

Current assets
Accounts receivable (note 8(b))	92,950	67,443
Inventories (note 3)	94,838	102,669
Other	1,625	4,960
	189,413	175,072

Property and equipment	9,431	10,517
Goodwill	20,570	20,570
Future income taxes (note 7)	1,116	1,457
Other	147	339
	220,677	207,955

Liabilities

Current liabilities
Bank operating loan (note 5)	-	26,549
Accounts payable and accrued liabilities	63,363	38,489
Income taxes payable (note 7)	348	-
	63,711	65,038

Long term debt (note 5)	6,430	290
	70,141	65,328

Shareholders’ Equity
Capital stock (note 6)	23,078	23,284
Contributed surplus	19,716	17,184
Retained earnings	107,742	102,159
	150,536	142,627
	220,677	207,955

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations and Comprehensive Income - Unaudited

	Three months ended		Twelve months ended

(in thousands of Canadian dollars except shares and per share amounts)	December 31	December 31	December 31	December 31
	2010	2009	2010	2009

Sales	135,641	93,013	489,585	437,027
Cost of sales	115,095	77,666	414,579	360,370
Gross profit	20,546	15,347	75,006	76,657

Other expenses
Selling, general and administrative expenses	16,738	14,568	62,554	64,226
Amortization	610	759	2,465	2,535
Interest expense	158	245	698	915
Foreign exchange (gain) / loss	(20)	137	(65)	37
	17,486	15,709	65,652	67,713

Income/(loss) before income taxes	3,060	(362)	9,354	8,944

Income tax expense (recovery) (note 7)
Current	979	44	3,102	2,894
Future	449	124	341	(258)
	1,427	168	3,443	2,636

Net income/(loss) and comprehensive income/(loss)	1,633	(530)	5,911	6,308

Net income/(loss) per share (note 6)
Basic	0.09	(0.03)	0.34	0.36
Diluted	0.09	(0.03)	0.33	0.35

Weighted average number of shares outstanding (000's)
Basic	17,452	17,630	17,499	17,750
Diluted (note 6(e))	17,966	17,884	18,000	17,953

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of Canadian dollars)	2010	2009	2010	2009

Cash flows from operating activities
Net income/(loss) for the period	1,633	(530)	5,911	6,308
Items not affecting cash -
Amortization	610	759	2,465	2,535
Future income tax expense/(recovery)	449	124	341	(258)
Stock based compensation expense	471	224	1,991	2,306
Other	78	45	27	-
	3,241	622	10,735	10,891
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(1,216)	(3,000)	(25,479)	33,070
Inventories	1,270	1,762	7,831	27,042
Other current assets	3,810	(477)	2,358	5,800
Accounts payable and accrued liabilities	977	(3,379)	26,691	(46,702)
Income taxes payable	222	61	1,378	(4,434)
	8,304	(4,411)	23,514	25,667

Cash flows (used in)/ from financing activities
Decrease in bank operating loan		5,222	(26,549)	(8,399)
Increase in long term debt	(7,970)		6,126
Issuance of capital stock- Stock options exercises	58	(99)	169	149
Purchase of capital stock through normal course issuer bid	(35)	(136)	(409)	(2,863)
Purchase of capital stock in trust for Share Unit Plans	(181)	(282)	(1,588)	(676)
	(8,128)	4,705	(22,251)	(11,789)

Cash flows (used in)/from investing activities
Purchase of property and equipment	(176)	(294)	(1,263)	(2,592)
Business combinations (note 2)	-	-	-	(11,286)
	(176)	(294)	(1,263)	(13,878)

Change in cash and cash equivalents during the period	-	-	-	-

Cash and cash equivalents - Beginning and end of period	-	-	-	-

Cash paid during the period for:
Interest	158	245	698	915
Income taxes	768	-	1,725	7,230

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

	Capital Stock
(in thousands of Canadian dollars and number of shares)	Number of Shares	$	Contributed Surplus	Retained Earnings	Shareholders' Equity
December 31, 2007	18,370	24,306	17,671	76,243	118,220

Stock based compensation expense (note 6 (b) and (c))	-	-	1,365	-	1,365
Stock options excercised (note 6 (b))	13	69	(20)	-	49
Purchase of shares in trust for Share Unit Plans (note 6 (c))	(300)	(2,058)	-	-	(2,058)
Shares issued from Share Unit Plan Trust (note 6 (c))	11	181	(181)	-	-
Net income	-	-	-	21,747	21,747
December 31, 2008	18,094	22,498	18,835	97,990	139,323

Normal course issuer bid (note 6 (d))	(554)	(724)	-	(2,139)	(2,863)
Stock based compensation expense (note 6 (b) and (c))	-	-	1,662	-	1,662
Modification of Stock option plan (note 6 (b))	-	-	(1,276)	-	(1,276)
Stock options excercised (note 6 (b))	57	235	(86)	-	149
Purchase of shares in trust for Share Unit Plans (note 6 (c))	(121)	(676)	-	-	(676)
Shares issued from Share Unit Plan Trust (note 6 (c))	105	1,951	(1,951)	-	-
Net income	-	-	-	6,308	6,308
December 31, 2009	17,581	23,284	17,184	102,159	142,627
Normal course issuer bid (note 6 (d))	(62)	(81)	-	(328)	(409)
Stock based compensation expense (note 6 (b) and (c))	-	-	1,751	-	1,751
Modification of Stock option plan (note 6 (b))	-	-	2,075	-	2,075
Stock options excercised (note 6 (b))	46	290	(121)	-	169
Purchase of shares in trust for Share Unit Plans and settlement of Deferred Share Unit Exercise (note 6 (c))	(204)	(1,410)	(178)	-	(1,588)
Shares issued from Share Unit Plan Trust (note 6 (c))	113	995	(995)	-	-
Net income	-	-	-	5,911	5,911
December 31, 2010	17,474	23,078	19,716	107,742	150,536

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2009.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2009, but do not include all disclosures required by Generally Accepted Accounting Principles (GAAP) for annual financial statements.

Recent Canadian GAAP pronouncements include CICA section 1582 - Business Combinations, CICA section 1601 – Consolidated Financial Statements and CICA section 1602 – Non – Controlling interests. The overall objective of the standards issued is to update the standards pertaining to business combinations and allow convergence with International Financial Reporting Standards by January 1, 2011. The adoption of these standards is expected to have no impact on the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when oil and gas drilling activity is at its highest levels. Sales then seasonally decline through the second and third quarters, rising again in the fourth quarter when preparation for the next drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2- Business Combinations

On June 1, 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor, for total consideration of $11.3 million, after $0.7 million of post closing adjustments, related principally to inventory reductions.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition date and allocated the consideration paid as follows:

Cash consideration paid:	11,286

Net assets acquired:
Inventory	10,462
Property, equipment and other	824
11,286

Note 3 – Inventory

Inventories consisting primarily of goods purchased for resale, are valued at the lower of average cost or net realizable value. Inventory net realizable value expense was recognized in the three and twelve months period ending December 31, 2010 of $$0.3 million and $0.9 million respectively (2009 - $0.1 million and $1.2 million). As at December 31, 2010 and December 31, 2009 the Company had recorded inventory valuation reserves of $5.0 million and $6.3 million respectively.

During the three and twelve months period ended December 31, 2010, inventory valuation reserves of $0.5 million and $2.2 million respectively were utilized (2009 - $0.3 million and $0.6 million respectively).  No reversals of previously written down inventory were recorded in either period.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 4 - Capital Management

The Company’s primary source of capital is its shareholders equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60.0 million revolving term bank credit facility (the “Credit Facility”) that is used to finance its net working capital and general corporate requirements. The Credit Facility was entered into July 8, 2010 and matures in July, 2013. Previously the Company had a $60.0 million, 364 day bank operating loan facility.

Note 5 – Long term debt and bank operating loan

	As at December 31
	2010	2009
Bank operating loan	-	26,549

JEN Supply debt	290	290
Revolving term credit facility	6,140	-
Long term debt	6,430	290

In July of 2010, the Company entered into a $60.0 million revolving term Credit Facility which replaced its $60.0 million, 364 day bank operating loan. Borrowings under the Credit Facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company. The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories. The Credit Facility requires that the Company maintains the ratio of its debt to debt plus equity at less than 40%. As at December 31, 2010, this ratio was 4% The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement, over interest expense for the trailing twelve month period, at greater than 1.25 times. As at December 31, 2010, this ratio was 14.1 times.  The Credit Facility contains certain other covenants, which the Company is in compliance with. As at December 31, 2010, the Company had borrowed $6.1 million and had available undrawn borrowing capacity of $53.9 million under the Credit Facility. In management’s opinion, the Company’s available borrowing capacity under its Credit Facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments.

The JEN Supply debt is unsecured and bears interest at the floating Canadian bank prime rate and is repayable in 2012.

Note 6 – Capital Stock

The Company has authorized an unlimited number of common shares with no par value.

a) Stock options

Option activity for the years ended December 31 was as follows:

000's	2010	2009

Outstanding at January 1	1,195	1,294
Granted	-	-
Exercised	(86)	(59)
Forfeited	(36)	(40)
Outstanding at December 31	1,073	1,195

Exercisable at December 31	897	842

There were no options granted during the three and twelve month periods ended December 31, 2010 and December 31, 2009.

During the year ended December 31, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations were classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. As at December 31, 2009, the Company’s accrued stock option liability was $1,918,000 representing a $642,000 increase in compensation expense, since implementation of the cash settlement mechanism, over the equity obligation of $1,276,000 previously recorded to shareholders’ equity (contributed surplus) using the Black Scholes valuation model.  As stock option obligations were recorded as a liability on the Company’s balance sheet, stock options were not included in the calculation of the diluted number of shares outstanding (see note 6(e)).

During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favour of issuing shares from treasury. At the time of this plan modification the current obligation of $2,075,000 was transferred to Contributed Surplus.

Stock option compensation expense recorded in the three and twelve month periods ended December 31, 2010  was $350,000 (2009 - $7,000) and $723,000 (2009 - $1,358,000), respectively and is included in selling, general and administrative expenses on the Consolidated Statement of Operations and Comprehensive Income.

b) Share Unit Plans

The Company has Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), whereby RSUs, PSUs and DSUs are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. RSUs and PSUs are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSUs are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board. For the PSU plan, which was introduced in 2009, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. For 2010, the PSU performance adjustment was a negative reduction of 58% from target, resulting in a 77,000 unit adjustment ($284,000) (2009 – negative reduction of 66% from target resulting in a 103,000 unit adjustment). Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled. Share Unit Plan activity for the years ended December 31 was as follows:

	2010				2009
	Number of Units				Number of Units
	RSU	PSU	DSU	Total	RSU	PSU	DSU	Total
Outstanding at January 1	223	53	98	374	165	-	67	232
Granted	145	132	31	308	172	161	31	364
Performance adjustment	-	(77)	-	(77)	-	(103)	-	(103)
Excercised	(82)	(7)	(49)	(138)	(105)	-	-	(105)
Forfeited	(13)	(4)	-	(17)	(9)	(5)	-	(14)
Outstanding at December 31	273	97	80	450	223	53	98	374

Exercisable at December 31	30	10	80	120	33	-	98	131

Share Unit Plan compensation expense recorded in the three and twelve month periods ended December 31, 2010, net of the PSU adjustment was $306,000 (2009 - $215,000 recovery) and $1,268,000 (2009 - $948,000) respectively.

c) The Company’s intention is to settle Share Unit Plan obligations from an independent trust established by the Company to purchase common shares of the Company on the open market.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  During 2010, 204,300 common shares were purchased by the trust (2009 – 120,700 common shares; 2008 – 300,095) at an average cost of $6.91 per share (2009 - $5.60 per share; 2008 - $6.86 per share).  As at December 31, 2010, the trust held 450,732 shares (2009 – 360,576 shares).

d) Normal Course Issuer Bid (“NCIB”)

On January 6, 2010, the Company announced the renewal of its NCIB to purchase for cancellation, up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. During the year ended December 31, 2010, the Company purchased 61,769 shares at an average cost of $6.62 per share for an aggregate cost of $409,000 (2009 – 553,710 shares purchased at an average cost of $5.17 per share for an aggregate cost of $2,863,000).

On December 21, 2010, the Company announced the renewal of the NCIB effective January 3, 2011, to purchase up to 850,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2011.

e) Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share.

	Three months ended		Twelve months ended
	December 31		December 31
	2010	2009	2010	2009

Weighted average common shares outstanding- basic	17,452	17,630	17,499	17,750
Effect of Stock options	211	-	194	-
Effect of Share Unit Plans	305	254	307	203
Weighted average common shares outstanding- diluted	17,968	17,884	18,000	17,953

Note 7 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three months ended				Twelve months ended
		December 31				December 31
	2010	%	2009	%	2010	%	2009	%

Income (loss) before income taxes	3,060		(362)		9,354		8,944
Income taxes calculated at expected rates	860	28.1	(107)	29.6	2,647	28.3	2,628	29.4
Non-deductible items	25	0.8	28	(7.7)	104	1.1	119	1.3
Capital taxes	-	-	(26)	7.2	11	0.1	19	0.2
Share based compensation	554	18.1	254	(70.2)	712	7.6	(70)	(0.8)
Adjustments on filing returns & other	(12)	(0.4)	19	(5.2)	(31)	(0.3)	(60)	(0.7)
Income tax expense	1,427	46.6	168	(46.4)	3,443	36.8	2,636	29.5

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

As at December 31, 2010 included in current liabilities are taxes payable of $348,000.  As at December 31, 2009, income taxes receivable of $1,029,000 were included in other current assets.

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

As at December 31	2010	2009
Assets
Property and equipment	870	852
Share based compensation	487	856
Other	157	127
	1,513	1,835
Liabilities
Goodwill and other	397	378
Net future income tax asset	1,116	1,457

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 8 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding the long term debt, approximate their carrying amounts due to their short- term maturity. At December 31, 2010, the fair value of the long term debt approximated its carrying value due to its floating interest rate nature and short term maturity. There is no active market for these financial instruments.

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.  Movement of the allowance for credit losses for the twelve month periods ended December 31 and the allowance for credit losses deducted from accounts receivables as at December 31 was as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

As at December 31	2010	2009
Opening balance	2,335	2,776
Write-offs	(1,385)	(1,026)
Recoveries	952	440
Change in provision for credit losses	(15)	145
Closing balance	1,887	2,335

Trade receivables outstanding greater than 60 days overdue were 6% of total trade receivables as at December 31, 2010 (2009 – 10%).

c)

Market Risk

The Company’s long term debt bears interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time, the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. The Company’s foreign exchange risk arises principally from the settlement of United States dollar denominated net working capital balances as a result of product purchases denominated in United States dollars.  As at December 31, 2010, the Company had contracted to purchase US$6,515,000 (2009 - $930,000) of these level two financial instruments at a fixed exchange rate with terms not exceeding eight months. The fair market value of the contract were nominal at December 31, 2010.

Note 9 – Related Party Transactions

Schlumberger Limited (“Schlumberger”) owns approximately 56% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Schlumberger. Purchases of such equipment conducted in the normal course on commercial terms were as follows:

	December 31 2010	December 31 2009
Cost of sales for the three months ended	2,280	1,932

Cost of sales for the twelve months ended	8,212	6,703

Inventory	3,544	4,154

Accounts payable and accrued liabilities	1,457	991

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the three and twelve month periods ended December 31, 2010, these costs totaled $185,000 and $798,000 respectively (2009: $245,000 and $765,000).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 10 - Segmented reporting

The Company distributes oilfield products principally through its network of 45 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.

Additional Information

Additional information relating to CE Franklin, including its third quarter 2010 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

Conference Call and Webcast Information

A conference call to review the 2010 fourth quarter results, which is open to the public, will be held on Thursday, February 3rd, 2011 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-647-427-7450 in Toronto or dialing 1-888-231-8191 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 2:00 p.m. Eastern Time on the same day by calling 1-416-849-0833 in Toronto or dialing 1-800-642-1687 and entering the Passcode of 38225963 and may be accessed until midnight Friday, February 17, 2011.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3375020 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 45 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858
403-531-5604
investor@cefranklin.com